November 6, 2013

QUATERRA PROVIDES CORPORATE UPDATE AND STATUS OF NYSE LISTING

Corporate Update

Quaterra Resources Inc. ( the Company, TSX-V:QTA, NYSE-MKT:QTM) today announced the implementation of the following key corporate initiatives from August to the end of October that have helped the Company continue on its path of asset monetization and general corporate restructuring: the receipt of $1M from the acquisition of property by Freeport-McMoran Mineral Properties Inc. (FMMP) near Butte Valley, Nevada; the successful completion of an oversubscribed $2.9M private placement; the sale of three properties in central Mexico to Goldcorp Inc. for a total of $375,000 plus a 2% NSR royalty on each property capped at $2M; and aggressive cost cutting measures to lower general and administrative costs.

The company is currently focused on monetizing additional non-core assets and advancing its flagship properties in the Yerington copper district, Nevada, where additional land acquisition and an updated resource at the Yerington pit are in progress.

NYSE MKT Listing

On October 31, 2013, the NYSE-MKT (the Exchange) accepted the Company’s plan of compliance and granted it a listing extension until January 15, 2014 to regain compliance with the continued listing standards. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT LLC. The Company continues to evaluate voluntary delisting from the Exchange.

This review by the Exchange does not impact the Company’s listing on the TSX Venture exchange (TSX-V) and its common shares will continue to be listed and traded on the TSX-V subject to compliance with its continued listing standards.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc. 775-463-9600

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward-looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.